Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

06011459

28 February 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

SUPPL

BY COURIER



Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 24,500 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY



3/8

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 24,500 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 28 DAY OF FEBRUARY 2006

APPENDIX II

# KEPPEL CORPORATION LIMITED

## APPLICATION FOR LISTING AND QUOTATION OF 24,500 SHARES/STOCK UNITS FULLY PAID

## ARISING FROM THE 24,500 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   *(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)*

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 785,789,924 | 1,142,627,006.59 | Before Exercise : 12,262,666 |
| | | | Add Exercise | 24,500 | 144,730.00 | Less Exercise : (24,500) |
| | | | After Exercise | 785,814,424 | 1,142,771,736.59 | Outstanding : 12,238,166 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : [signature]

**Designation** : **Secretary**

**Date** : **28 February 2006**

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 10000 | $4.99 | 49900 | Seah Seow Gek, Sarah |
| 1000 | $6.54 | 6540 | Kwok Poh Chee, Dorothy |
| 1000 | $6.54 | 6540 | Koh Khai Yang |
| 5000 | $6.54 | 32700 | Lim Siew Hwa |
| 7500 | $6.54 | 49050 | Fok Swee Yin |
| | Total value of shares exercised = | 144730 | |

Notes:

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 4.99 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 27/02/2006 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785799924** | **0** | **0** |
| Amount of Issued Share Capital : | **1142676906.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1142676906.59** | **0** | **0** |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 14500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 27/02/2006 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785814424** | **0** | **0** |
| Amount of Issued Share Capital : | **1142771736.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1142771736.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-376

28 February 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Ho Wee Khoon / Ms Wan Noor Inn**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 24,500 SHARES**

We confirm that we have today despatched share certificate No. 1000484 in regards to the allotment of 24,500 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings (Attn: Mr Jeffrey Chua)
GFD
GM (GTR)
GC
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

# KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 785,789,924 | |
| SHARE OPTION SCHEME | 24,500 | 27.02.2006 |
| TOTAL | 785,814,424 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.............................................
REGISTRARS

**Keppel Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

27 February 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 43,500 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 43,500 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 27 DAY OF FEBRUARY 2006

**APPENDIX II**

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 43,500 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 43,500 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 785,746,424 | 1,142,342,516.59 | Before Exercise : 12,306,166 |
| | | | Add Exercise | 43,500 | 284,490.00 | Less Exercise : (43,500) |
| | | | After Exercise | 785,789,924 | 1,142,627,006.59 | Outstanding : 12,262,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : [signature]

**Designation** : **Secretary** **Date** : **27 February 2006**

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD
ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks |
|---|---|---|---|
| 5,000 | $6.54 | $ 32,700.00 | Tok Soo Hwa |
| 1000 | $6.54 | $ 6,540.00 | Leong Yoke San |
| 7,500 | $6.54 | $ 49,050.00 | Koh Kah Aik |
| 12,500 | $6.54 | $ 81,750.00 | Wong Fook Seng |
| 7,500 | $6.54 | $ 49,050.00 | Yip Hee Yan |
| 10,000 | $6.54 | $ 65,400.00 | Exercised by Yeong Wai Seng via OCBC Securities Pte Ltd (sub-account name of Keppel Credit Union Co-operative Limited of sub account no. 2281-1692-9635) |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | Total value of shares exercised = | $284,490.00 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 43500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 27/02/2006 | | |

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785789924** | **0** | **0** |
| Amount of Issued Share Capital : | **1142627006.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1142627006.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200


OPT-375

27 February 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Ho Wee Khoon / Ms Wan Noor Inn**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 43,500 SHARES**

We confirm that we have today despatched share certificate No. 1000483 in regards to the allotment of 43,500 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

Helen Tan

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (GTR)
GC (faxed)

**KEPPEL CORPORATION LIMITED**

**CHANGES IN THE ISSUED SHARE CAPITAL**

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 785,746,424 | |
| SHARE OPTION SCHEME | 43,500 | 27.02.2006 |
| TOTAL | 785,789,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

......................................
REGISTRARS

**Keppel Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

23 February 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 13,500 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 13,500 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 23 DAY OF FEBRUARY 2006

APPENDIX II

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 13,500 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 13,500 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 785,732,924 | 1,142,296,476.59 | Before Exercise : 12,319,666 |
| | | | Add Exercise | 13,500 | 46,040.00 | Less Exercise : (13,500) |
| | | | After Exercise | 785,746,424 | 1,142,342,516.59 | Outstanding : 12,306,166 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : Caroline Chang

**Authorised Signature** : [signature]

**Designation** : Secretary **Date** : 23 February 2006

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 12500 | $3.16 | 39500 | Tan Peng Pong |
| 1000 | $6.54 | 6540 | Wang Gek Wah, Julia |
| | Total value of shares exercised = | 46040 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 12500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 3.16 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 23/02/2006 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785745424** | **0** | **0** |
| Amount of Issued Share Capital : | **1142335976.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1142335976.59** | **0** | **0** |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 23/02/2006 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785746424** | **0** | **0** |
| Amount of Issued Share Capital : | **1142342516.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1142342516.59** | **0** | **0** |

**B.A.C.S. PRIVATE LIMITED**
COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-375

23 February 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 13,500 SHARES**

We confirm that we have today despatched share certificate No. 1000482 in regards to the allotment of 13,500 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (GTR)
GC
(faxed)

# KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 785,732,924 | |
| SHARE OPTION SCHEME | 13,500 | 23.02.2006 |
| TOTAL | 785,746,424 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.........................................
REGISTRARS

# Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

21 February 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 50,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 50,000 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

----------------------
CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 21 DAY OF FEBRUARY 2006

APPENDIX II

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 50,000 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 50,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   *(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)*

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 785,682,924 | 1,142,028,626.59 | Before Exercise : 12,369,666 |
| | | | Add Exercise | 50,000 | 267,850.00 | Less Exercise : (50,000) |
| | | | After Exercise | 785,732,924 | 1,142,296,476.59 | Outstanding : 12,319,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : Caroline Chang

**Authorised Signature** : [signature]

**Designation** : Secretary    **Date** : 21 February 2006

**Enclosures :**

a. A copy of the Return of Allotment of Shares filed with ACRA.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

THE CENTRAL DEPOSITORY (PTE) LTD
ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks |
|---|---|---|---|
| 17,500 | $3.16 | $ 55,300.00 | Goh Boon Kiat |
| 12,500 | $6.54 | $ 81,750.00 | Mah Chan Wah |
| 5,000 | $6.54 | $ 32,700.00 | Thia Guay Lan Nancy |
| 7,500 | $6.54 | $ 49,050.00 | Woo Boon Hwee |
| 7,500 | $6.54 | $ 49,050.00 | Exercised by Loh Soon Fah via OCBC Securities Pte Ltd (sub-account name of Keppel Credit Union Co-operative Limited of sub account no. 2281-1692-9635) |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | Total value of shares exercised = | $267,850.00 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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|---|---|

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 17500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 3.16 | | |
| unpaid : | 0 | | |

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bizFILE

LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |
|---|---|

Submit

**Return of Allotment of Shares**

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785700424** | **0** | **0** |
| Amount of Issued Share Capital : | **1142083926.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1142083926.59** | **0** | **0** |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 32500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |

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LOCAL COMPANY TRANSACTIONS

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785732924** | **0** | **0** |
| Amount of Issued Share Capital : | **1142296476.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1142296476.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200


OPT-374

21 February 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 50,000 SHARES**

We confirm that we have today despatched share certificate No. 1000480 in regards to the allotment of 50,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (GTR)
GC
(faxed)

**KEPPEL CORPORATION LIMITED**

**CHANGES IN THE ISSUED SHARE CAPITAL**

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 785,682,924 | |
| SHARE OPTION SCHEME | 50,000 | 20.02.2006 |
| TOTAL | 785,732,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

..........................................
REGISTRARS

**Keppel Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

20 February 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 75,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 75,000 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 20 DAY OF FEBRUARY 2006

APPENDIX II

## KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 75,000 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 75,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 785,607,924 | 1,141,538,126.59 | Before Exercise : 12,444,666 |
| | | | Add Exercise | 75,000 | 490,500.00 | Less Exercise : (75,000) |
| | | | After Exercise | 785,682,924.00 | 1,142,028,626.59 | Outstanding : 12,369,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : [signature]

**Designation** : **Secretary** **Date** : **20 February 2006**

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

# THE CENTRAL DEPOSITORY (PTE) LTD

## ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 1000 | $6.54 | 6540 | Poon Tai Lum |
| 2000 | $6.54 | 13080 | Toh Lee Ching |
| 2000 | $6.54 | 13080 | Tan Yong Hin |
| 2500 | $6.54 | 16350 | Chan Cheng Choong |
| 2500 | $6.54 | 16350 | Leng Seng Mun Roger |
| 10000 | $6.54 | 65400 | Mah Soot Khiang Edmund |
| 10000 | $6.54 | 65400 | Tan Seng Cheh Sebastian |
| 10000 | $6.54 | 65400 | Tan Lye Soon |
| 12500 | $6.54 | 81750 | Lum Chee Kong |
| 22500 | $6.54 | 147150 | Wong Ngiam Jih |
| | Total value of shares exercised = | 490500 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 75000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785682924** | **0** | **0** |
| Amount of Issued Share Capital : | **1142028626.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1142028626.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-373

20 February 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 75,000 SHARES**

We confirm that we have today despatched share certificate No. 1000479 in regards to the allotment of 75,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (GTR)
GC
(faxed)

**KEPPEL CORPORATION LIMITED**

**CHANGES IN THE ISSUED SHARE CAPITAL**

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 785,607,924 | |
| SHARE OPTION SCHEME | 75,000 | 20.02.2006 |
| TOTAL | 785,682,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

..........................................
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

17 February 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 250,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(Co Reg. No. 196800351N)
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 250,000 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

[signature]

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 17 DAY OF FEBRUARY 2006

THE CENTRAL DEPOSITORY (PTE) LTD
ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks |
|---|---|---|---|
| 12,500 | $4.99 | $ 62,375.00 | Kua Hun Guan Benedict |
| 27,500 | $4.99 | $ 137,225.00 | Chow Yew Yuen |
| 30,000 | $3.12 | $ 93,600.00 | Kua Hun Guan Benedict |
| 12,500 | $6.54 | $ 81,750.00 | Kua Hun Guan Benedict |
| 10,000 | $6.54 | $ 65,400.00 | Teo Tiong Gie Keith |
| 10,000 | $6.54 | $ 65,400.00 | Yeo Yue Ngiap |
| 12,500 | $6.54 | $ 81,750.00 | Leow Ban Tat |
| 10,000 | $6.54 | $ 65,400.00 | Chung Siew Ming |
| 10,000 | $6.54 | $ 65,400.00 | Seow Tiang Keng |
| 47,500 | $6.54 | $310,650.00 | Tay Kim Hock |
| 5,000 | $6.54 | $ 32,700.00 | Exercised by Lim Meng Hook via OCBC Securities Pte Ltd (sub-account name of Keppel Credit Union Co-operative Limited of sub account no. 2281-1692-9635) |
| 5,000 | $6.54 | $ 32,700.00 | Low Tiau Tong |
| 5,000 | $6.54 | $ 32,700.00 | Tang Fook Chiang |
| 15,000 | $6.54 | $ 98,100.00 | Chang Cheng Mei Caroline |
| 10,000 | $6.54 | $ 65,400.00 | Kwok Kai Choong |
| 10,000 | $6.54 | $ 65,400.00 | Quah Tiong Ann |
| 5,000 | $6.54 | $ 32,700.00 | Foo Chih Chi |
| 12,500 | $6.54 | $ 81,750.00 | Exercised by Chor How Jat via OCBC Securities Pte Ltd (sub-account name of Keppel Credit Union Co-operative Limited of sub account no. 2281-1692-9635) |
| | Total value of shares exercised = | $1,470,400.00 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$4.99 - 40,000 shares
$3.12 - 30,000 shares
$6.54 - 180,000 shares

APPENDIX II

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 250,000 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 250,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   *(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)*

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 785,357,924 | 1,140,067,726.59 | Before Exercise : 12,694,666 |
| | | | Add Exercise | 250,000 | 1,470,400.00 | Less Exercise : (250,000) |
| | | | After Exercise | 785,607,924 | 1,141,538,126.59 | Outstanding : 12,444,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : Caroline Chang

**Authorised Signature** :

**Designation** : Secretary

**Date** : 17 February 2006

**Enclosures :**

a. A copy of the Return of Allotment of Shares filed with ACRA.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Number of shares(Ordinary) must be an integer.**

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 40000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 4.99 | | |
| unpaid : | 0 | | |

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LOCAL COMPANY TRANSACTIONS

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785397924** | **0** | **0** |
| Amount of Issued Share Capital : | **1140267326.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1140267326.59** | **0** | **0** |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 30000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 3.12 | | |
| unpaid : | 0 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785427924** | **0** | **0** |
| Amount of Issued Share Capital : | **1140360926.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1140360926.59** | **0** | **0** |

**bizFILE**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 180000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785607924** | **0** | **0** |
| Amount of Issued Share Capital : | **1141538126.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1141538126.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-371

16 February 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 90,000 SHARES**

We confirm that we have today despatched share certificate No. 1000477 in regards to the allotment of 90,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (ETR)
GC

# KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 785,357,924 | |
| SHARE OPTION SCHEME | 90,000 | 15.02.2006 |
| TOTAL | 785,447,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

..........................................
REGISTRARS

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-372

17 February 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 160,000 SHARES**

We confirm that we have today despatched share certificate No. 1000478 in regards to the allotment of 160,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
DIRECTOR
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (GTR)
GC

**KEPPEL CORPORATION LIMITED**

**CHANGES IN THE ISSUED SHARE CAPITAL**

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 785,447,924 | |
| SHARE OPTION SCHEME | 160,000 | 16.02.2006 |
| TOTAL | 785,607,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

......................................
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

15 February 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 230,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 230,000 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

---------------------
CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 15 DAY OF FEBRUARY 2006

APPENDIX II

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 230,000 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 230,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   *(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)*

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 785,127,924 | 1,138,810,376.59 | Before Exercise : 12,924,666 |
| | | | Add Exercise | 230,000 | 1,257,350.00 | Less Exercise : (230,000) |
| | | | After Exercise | 785,357,924 | 1,140,067,726.59 | Outstanding : 12,694,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : [signature]

**Designation** : **Secretary** **Date** : **15 February 2006**

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 45000 | $3.12 | ✓ 140400 | Chow Yew Yuen |
| 27500 | $3.16 | ✓ 86900 | Chow Yew Yuen |
| 5000 | $6.54 | ✓ 32700 | Tan Siew Hong, Stella |
| 5000 | $6.54 | ✓ 32700 | Cheung Tak On |
| 7500 | $6.54 | ✓ 49050 | Chan Lim Hong |
| 7500 | $6.54 | ✓ 49050 | Lam Chee Kin |
| 10000 | $6.54 | ✓ 65400 | Tan Boon Leng |
| 10000 | $6.54 | ✓ 65400 | Lai Garchun Nicholas |
| 10000 | $6.54 | ✓ 65400 | Tay Teck Loon Alan |
| 12500 | $6.54 | ✓ 81750 | Fong Swee Theng |
| 12500 | $6.54 | ✓ 81750 | Lee Yong Soon David |
| 15000 | $6.54 | ✓ 98100 | Chang Boon Kong |
| 15000 | $6.54 | ✓ 98100 | Kee Swee Boon Bill |
| 47500 | $6.54 | ✓ 310650 | Foo Chee Lee Charles |
| | Total value of shares exercised = | 1257350 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

*Applicable only if share is payable in cash*

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 45000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 3.12 | | |
| unpaid : | 0 | | |

Save Delete Reset Back

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785172924** | **0** | **0** |
| Amount of Issued Share Capital : | **1138950776.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1138950776.59** | **0** | **0** |

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 27500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 3.16 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785200424** | **0** | **0** |
| Amount of Issued Share Capital : | **1139037676.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1139037676.59** | **0** | **0** |

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

*Applicable only if share is payable in cash*

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 157500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 6.54 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785357924** | **0** | **0** |
| Amount of Issued Share Capital : | **1140067726.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1140067726.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-370

15 February 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 230,000 SHARES**

We confirm that we have today despatched share certificate No. 1000476 in regards to the allotment of 230,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (GTR)
GC
(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 785,127,924 | |
| SHARE OPTION SCHEME | 230,000 | 14.02.2006 |
| TOTAL | 785,357,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

..................................
REGISTRARS

**Keppel Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

13 February 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 30,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 30,000 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

---

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 13th DAY OF FEBRUARY 2006

**APPENDIX II**

**KEPPEL CORPORATION LIMITED**

**APPLICATION FOR LISTING AND QUOTATION OF 30,000 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 30,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   *(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)*

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 785,097,924 | 1,138,715,576.59 | Before Exercise : 12,954,666 |
| | | | Add Exercise | 30,000 | 94,800.00 | Less Exercise : (30,000) |
| | | | After Exercise | 785,127,924 | 1,138,810,376.59 | Outstanding : 12,924,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : Caroline Chang

**Authorised Signature** : [signature]

**Designation** : Secretary  **Date** : 13 February 2006

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 30000 | $3.16 | 94800 | Goh Boon Kiat |
| | Total value of shares exercised = | 94800 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 30000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 3.16 | | |
| unpaid : | 0 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785127924** | **0** | **0** |
| Amount of Issued Share Capital : | **1138810376.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1138810376.59** | **0** | **0** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-369

13 February 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 30,000 SHARES**

We confirm that we have today despatched share certificate No. 1000475 in regards to the allotment of 30,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc: Temasek Holdings (Attn. Mr Jeffrey Chua)
GFD
GM (GTR)
GC

## KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 785,097,924 | |
| SHARE OPTION SCHEME | 30,000 | 10.02.2006 |
| TOTAL | 785,127,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

..........................................
REGISTRARS

**Keppel Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

10 February 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 130,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 130,000 ORDINARY SHARES CREDITED AS FULLY PAID.

BY

[signature]

-----------------------

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 10 DAY OF FEBRUARY 2006

**APPENDIX II**

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 130,000 SHARES/STOCK UNITS FULLY PAID**

**ARISING FROM THE 130,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   *(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)*

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | N.A. | N.A. | Before Exercise | 784,967,924 | 1,138,241,126.59 | Before Exercise : 13,084,666 |
| | | | Add Exercise | 130,000 | 474,450.00 | Less Exercise : (130,000) |
| | | | After Exercise | 785,097,924 | 1,138,715,576.59 | Outstanding : 12,954,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : Caroline Chang

**Authorised Signature** : [signature]

**Designation** : Secretary **Date** : 10 February 2006

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 10000 | $3.12 | 31200 | Cheng Hong Kok |
| 5000 | $3.16 | 15800 | Cheng Hong Kok |
| 80000 | $3.16 | 252800 | Tong Chong Heong |
| 7500 | $4.99 | 37425 | Phua Hwan Khoon Eric |
| 12500 | $4.99 | 62375 | Hoe Eng Hock |
| 15000 | $4.99 | 74850 | Aziz Amirali Merchant |
| | Total value of shares exercised = | 474450 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 35000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 4.99 | | |
| unpaid : | 0 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785002924** | **0** | **0** |
| Amount of Issued Share Capital : | **1138415776.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1138415776.59** | **0** | **0** |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

## Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 85000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 3.16 | | |
| unpaid : | 0 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785087924** | **0** | **0** |
| Amount of Issued Share Capital : | **1138684376.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1138684376.59** | **0** | **0** |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE DOLLAR ( 099 )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 3.12 | | |
| unpaid : | 0 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **785097924** | **0** | **0** |
| Amount of Issued Share Capital : | **1138715576.59** | **0** | **0** |
| Amount of Paid-up Share Capital : | **1138715576.59** | **0** | **0** |

**B.A.C.S. PRIVATE LIMITED**
COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-368

9 February 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 15,000 SHARES**

We confirm that we have today despatched share certificate No. 1000473 in regards to the allotment of 15,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc: Temasek Holdings
(Attn. Mr Jeffrey Chua)
GFD
GM (GTR)
GC
(faxed)

# KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 785,082,924 | |
| SHARE OPTION SCHEME | 15,000 | 08.02.2006 |
| TOTAL | 785,097,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.....................................

REGISTRARS

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-367

7 February 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 115,000 SHARES**

We confirm that we have today despatched share certificate No. 1000472 in regards to the allotment of 115,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFA
GM (GTR)
GC
(faxed)

**KEPPEL CORPORATION LIMITED**

**CHANGES IN THE ISSUED SHARE CAPITAL**

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 784,967,924 | |
| SHARE OPTION SCHEME | 115,000 | 06.02.2006 |
| TOTAL | 785,082,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

......................................
REGISTRARS

**Keppel Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

27 January 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 40,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 40,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

-----------------------
CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 27 DAY OF JANUARY 2006

APPENDIX II

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 40,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID**

**ARISING FROM THE 40,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | $0.50 | $1,500,000,000 | Before Exercise | 784,927,924 | 392,463,962.00 | Before Exercise : 13,124,666 |
| | | | Add Exercise | 40,000 | 20,000.00 | Less Exercise : (40,000) |
| | | | After Exercise | 784,967,924 | 392,483,962.00 | Outstanding : 13,084,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : [signature]

**Designation** : **Secretary** **Date** : **27 January 2006**

**Enclosures :**

a. **A copy of the Return of Allotment of Shares filed with ACRA.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD
ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks |
|---|---|---|---|
| 12,500 | $4.99 | $ 62,375.00 | Exercised by Yap Giok Twee Charles via OCBC Securities Pte Ltd (sub-account name of Keppel Credit Union Co-operative Limited of sub account no. 2281-1692-9635) |
| 12,500 | $4.99 | $ 62,375.00 | Tan Geok Seng |
| 7,500 | $6.54 | $ 49,050.00 | Cheng Heng Kuan (Deceased) |
| 7,500 | $7.00 | $ 52,500.00 | Cheng Heng Kuan (Deceased) |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | Total value of shares exercised = | $226,300.00 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

LOCAL COMPANY TRANSACTIONS

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

## Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

## Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 25000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 4.49 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 25000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/01/2006 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **392476462.00** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **392476462.00** | **0.00** | **0.00** |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7500 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 6.04 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a considеartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual** :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 7500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/01/2006 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **392480212.00** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **392480212.00** | **0.00** | **0.00** |

**bizFILE**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7500 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 6.50 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 7500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/01/2006 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **392483962.00** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **392483962.00** | **0.00** | **0.00** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200


OPT-366

27 January 2006

The Central Depository (Ptc) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 40,000 SHARES**

We confirm that we have today despatched share certificate No. 1000471 in regards to the allotment of 40,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GM (GTR)
DGC
(faxed)

**KEPPEL CORPORATION LIMITED**

**CHANGES IN THE ISSUED SHARE CAPITAL**

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 784,927,924 | |
| SHARE OPTION SCHEME | 40,000 | 26.01.2006 |
| TOTAL | 784,967,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....................................
REGISTRARS

**Keppel Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

16 January 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 20,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 20,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 16 DAY OF JANUARY 2006

APPENDIX II

**KEPPEL CORPORATION LIMITED**

**APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID**

**ARISING FROM THE 20,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | $0.50 | $1,500,000,000 | Before Exercise | 784,907,924 | 392,453,962.00 | Before Exercise : 13,155,166 |
| | | | Add Exercise | 20,000 | 10,000.00 | Less Exercise : (20,000)<br>Options cancelled due to resignation (10,500) |
| | | | After Exercise | 784,927,924 | 392,463,962.00 | Outstanding : 13,124,666 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : Caroline Chang

**Authorised Signature** : [signature]

**Designation** : Secretary **Date** : 16 January 2006

**Enclosures :**

a. A copy of the Return of Allotment of Shares filed with ACRA.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

THE CENTRAL DEPOSITORY (PTE) LTD
ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks |
|---|---|---|---|
| 7,500 | $4.99 | $ 37,425.00 | Exercised by Tay Hock Heng Richard via OCBC Securities Pte Ltd (sub-account name of Keppel Credit Union Co-operative Limited of sub account no. 2281-1692-9635) |
| 12,500 | $4.99 | $ 62,375.00 | Wong Fook Seng |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | Total value of shares exercised = | $ 99,800.00 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **196800351N**

Company Name : **KEPPEL CORPORATION LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Persons signing the resolution

- 00-J0732011 / SVEN BANG ULLRING
- HA9016000 / LEUNG CHUN YING
- S0005023G / CHOO CHIAU BENG
- S0142400I / OON KUM LOON NEE KOH KUM LOON
- S0234545E / LIM HOCK SAN
- S0690146H / CHEW LEONG CHEE
- S1144570E / YEO WEE KIONG
- S1185647J / TOW HENG TAN
- S1192710F / LIM CHEE ONN
- S1206073D / TSAO YUAN MRS LEE SOO ANN
- S1518123J / CAROLINE CHANG CHENG MEI
- S2002510G / TEO SOON HOE

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, JULIA WANG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 20000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 4.49 | | |

Save | Delete Issued Share | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

( ) Allottee is an Individual
(•) Allottee is NOT an Individual

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/01/2006 (dd/mm/yyyy)

Save Reset Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **392463962.00** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **392463962.00** | **0.00** | **0.00** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-365

16 January 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 20,000 SHARES**

We confirm that we have today despatched share certificate No. 1000470 in regards to the allotment of 20,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Mr Jeffrey Ch
GFD
GM (GTR)
DGC

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

**KEPPEL CORPORATION LIMITED**

**CHANGES IN THE ISSUED SHARE CAPITAL**

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 784,907,924 | |
| SHARE OPTION SCHEME | 20,000 | 13.01.2006 |
| TOTAL | 784,927,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.....................................
REGISTRARS

**Keppel Corporation**

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

6 January 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 165,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

THE CENTRAL DEPOSITORY (PTE) LTD

FOR ADDITIONAL LISTING OF 165,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

[signature]

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 06 DAY OF JANUARY 2006

**APPENDIX II**

**KEPPEL CORPORATION LIMITED**

**APPLICATION FOR LISTING AND QUOTATION OF 165,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID**

**ARISING FROM THE 165,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

**1. State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the CDP.)***

**2. In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | $0.50 | $1,500,000,000 | Before Exercise | 784,742,924 | 392,371,462.00 | Before Exercise : 13,319,666 |
| | | | Add Exercise | 165,000 | 82,500.00 | Less Exercise : (165,000) |
| | | | After Exercise | 784,907,924 | 392,453,962.00 | Outstanding : 13,154,666 |

**3. Outstanding Warrants/TSR :**

**Outstanding Convertible Bonds:**

**Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

**4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name : Caroline Chang**

**Authorised Signature :** [signature]

**Designation : Secretary** **Date : 6 January 2006**

**Enclosures :**

- **a. A copy of the Return of Allotment of Shares filed with ACRA.**
- **b. Confirmation of despatch of Share/Stock Certificates.**
- **c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
- **d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

THE CENTRAL DEPOSITORY (PTE) LTD

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 80000 | $1.75 | 140000 | Chee Jin Kiong |
| 37500 | $4.99 | 187125 | Foo Chee Lee Charles |
| 47500 | $4.99 | 237025 | Koh Beow Ko, Lynn |
| | Total value of shares exercised = | 564150 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

**Resolution/Declaration** | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **196800351N**

Company Name : **KEPPEL CORPORATION LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 00-J0732011 / SVEN BANG ULLRING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0005023G / CHOO CHIAU BENG
- ☐ S0142400I / OON KUM LOON NEE KOH KUM LOON
- ☐ S0234545E / LIM HOCK SAN
- ☐ S0690146H / CHEW LEONG CHEE
- ☐ S1144570E / YEO WEE KIONG
- ☐ S1185647J / TOW HENG TAN
- ☐ S1192710F / LIM CHEE ONN
- ☐ S1206073D / TSAO YUAN MRS LEE SOO ANN
- ☐ S1518123J / CAROLINE CHANG CHENG MEI
- ☐ S2002510G / TEO SOON HOE

Please enter names of other corporate representatives who signed the resolution, if applicable ;

### Declaration

I, DOREEN YU, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 80000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 1.25 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

- ○ **Allottee is an Individual**
- ⦿ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 80000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/01/2006 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| 198003912M | THE CENTRAL DEPOSITORY (PTE) LIMITED | Company / Foreign Branch |

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

| | Ordinary | Preference | Others |
|---|---|---|---|
| **No. of Shares** | 0 | 0 | 0 |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **392411462.00** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **392411462.00** | **0.00** | **0.00** |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

**Resolution/Declaration** | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **196800351N**

Company Name : **KEPPEL CORPORATION LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
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**filename*yyyyMMddmmsstt***
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### Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 00-J0732011 / SVEN BANG ULLRING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0005023G / CHOO CHIAU BENG
- ☐ S0142400I / OON KUM LOON NEE KOH KUM LOON
- ☐ S0234545E / LIM HOCK SAN
- ☐ S0690146H / CHEW LEONG CHEE
- ☐ S1144570E / YEO WEE KIONG
- ☐ S1185647J / TOW HENG TAN
- ☐ S1192710F / LIM CHEE ONN
- ☐ S1206073D / TSAO YUAN MRS LEE SOO ANN
- ☐ S1518123J / CAROLINE CHANG CHENG MEI
- ☐ S2002510G / TEO SOON HOE

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, DOREEN YU, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 85000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 4.49 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 85000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/01/2006 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| 198003912M | THE CENTRAL DEPOSITORY (PTE) LIMITED | Company / Foreign Branch |

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

| | Ordinary | Preference | Others |
|---|---|---|---|
| **No. of Shares** | 0 | 0 | 0 |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **392453962.00** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **392453962.00** | **0.00** | **0.00** |

# B.A.C.S. PRIVATE LIMITED

COMPANY REGISTRATION NO: 196900036D
63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

OPT-364

5 January 2006

The Central Depository (Pte) Limited
Clearing and Depository Operations Function
4 Shenton Way #02-01
SGX Centre 2
Singapore 068804

**Attn: Ms Magdalene Minjoot/Ms Noor Salwah**

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEES SHARE OPTION SCHEME**
**ALLOTMENT OF 165,000 SHARES**

We confirm that we have today despatched share certificate No. 1000469 in regards to the allotment of 165,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings (Attn: Mr Jeffrey Chua)
GFD
GM (GTR)
DGC

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 6413 6391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATE |
|---|---|---|
| BALANCE B/F | 784,742,924 | |
| SHARE OPTION SCHEME | 165,000 | 05.01.2006 |
| TOTAL | 784,907,924 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.......................................
REGISTRARS